

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 2, 2017

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

      Re: Fiserv, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 23, 2017
               File No. 000-14948

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief
                  Office of Information Technologies
                  and Services